Exhibit 12.1

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2005

(in thousands)

Net income from continuing operations	$130,544
Income taxes	87,103
Fixed charges (including securitization certificates)	106,114
Total	$323,761 =======

Interest expense	$83,672
Interest component of rentals	22,442
Total	$106,114 =======

Ratio of earnings to fixed charges	3.05 =======

Exhibit 12.2

Boston Edison Company

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

Twelve Months Ended March 31, 2005

(in thousands)

Net income from continuing operations	$130,544
Income taxes	87,103
Fixed charges (including securitization certificates)	106,114
Total	$323,761 =======

Interest expense	$83,672
Interest component of rentals	22,442
Subtotal	106,114
Preferred stock dividend requirements	3,268
Total	$109,382 =======

Ratio of earnings to fixed charges	2.96 =======